

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2016

Coram Williams
Chief Financial Officer
Pearson plc
80 Strand
London, WC2R 0RL
United Kingdom

  Re: **Pearson plc**
    Form 20-F for the Year Ended December 31, 2015
    Filed March 23, 2016
    File No. 001-16055

Dear Mr. Williams:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Andrew Mew

        Andrew Mew
        Senior Assistant Chief Accountant
        Office of Transportation and Leisure